C-COR

Meeting the demands of an on demand world.™

2006 Annual Report

About C-COR

C-COR Incorporated is a global provider of integrated network solutions that include access and transport equipment, On Demand and operations support systems (OSS) software, and technical services for broadband networks today and for the ongoing transition to packet-based, Internet Protocol (IP) networks. Our core strategy is to lead network operators through this transition by leveraging our globally installed base of network equipment and experienced workforce to deliver network solutions that meet the business needs of our customers. By bringing together the talents and expertise of C-COR personnel from around the world, C-COR has created a set of offerings essential for complex, multiple-service networks in the on demand world:

C-COR Broadband Access and Transport provides end-to-end network infrastructure technology to meet the demands of current and next-generation networks, supporting both residential and business services.

C-COR On Demand is a worldwide leader in on demand media systems (video on demand) and digital advertising systems.

C-COR OSS supplies operations support systems for workforce management, service assurance, and policy management.

C-COR Network Services delivers the expertise for outsourced technical and operational field services to help build, install, and keep networks operating at peak performance.

Through strong working relationships with C-COR, the world’s leading network operators are transitioning to converged, IP-based services designed to put consumers in control of their communications, information, and entertainment needs.

C-COR, headquartered in State College, Pennsylvania, has major facilities in Beaverton, Oregon; Wallingford, Connecticut; Almere, The Netherlands; and Tijuana, Mexico. C-COR’s sales and support offices are located around the world.

Dear C-COR Shareholders:

The global communications market is continuing its dynamic transition to fully digital, IP (Internet Protocol)-enabled networks delivering entertainment, information, telephony, and advertising to increasingly independent consumers. Broadband network operators are responding to this on demand, competitive world by offering video on demand, high definition television, high speed Internet, voice over IP, and much more to those growing accustomed to controlling when, where, and how they meet their personal communication needs.

In fiscal year 2006, C-COR advanced its collaborative position with customers, playing a key role in helping network operators address a myriad of challenges associated with managing their network transition. We realigned our corporate structure, unified our solutions, consolidated our manufacturing, and prioritized our offerings while addressing our customers’ need to cost-effectively expand network capacity, deploy on demand content, and manage increasingly complex service delivery.

C-COR consistently responds to customers by providing solutions that meet current and future needs for reliable delivery of an increasing number of advanced services over existing networks. Network operators face many challenges as they address both network capacity and service complexity requirements. C-COR offers a new and unique unified video delivery system, which allows dynamic switching (switched digital video) of significantly more video channels, maximizing available bandwidth on the network. We have provided another means of expanding network capacity with our industry-leading, end-to-end portfolio of one Gigahertz infrastructure products. Addressing the growing need to support increasingly complex networks, customers are using C-COR’s trio of bandwidth, service, and workforce management systems in over 100 markets. In both the U.S. and Europe, we are supporting various Internet Protocol television (IPTV) video on demand and digital advertising deployments. As a global technology leader, C-COR works closely with customers by hosting an annual forum to address future industry challenges, and this year our Global IP Summit was held in Athens, Greece. Throughout the year, technical experts from C-COR share their expertise and experiences by chairing conferences and panels, and participating in numerous industry venues designed for exchange of next generation technology.

Whether cultivating long-standing customer relationships or helping develop our solid base of talented, innovative employees, C-COR recognizes the value of the human element in determining its success. Today, change has become the standard, and we thank both customers and employees for their efforts and confidence in our company as we successfully traverse this dynamic environment.

We are enthusiastic about the opportunities ahead. Our industry will continue to see rapid change in technology, experimentation in content delivery, and a move to integrate and manage services across multiple platforms, whether via computer, television, telephone, or cell phone. We take seriously our role as a leading provider of high quality, innovative solutions for complex, multiple-service networks, and we are dedicated to helping broadband network operators worldwide achieve a swift and profitable transition to on demand, IP-based networks.

Thank you for your confidence in C-COR. We will keep you informed of our progress throughout the coming year.

David A. Woodle

Chairman and CEO

Annual Meeting of Shareholders will be held on Tuesday, October 17, 2006, at 9:00 a.m. at C-COR’s headquarters, 60 Decibel Road, State College, Pennsylvania.

Stock Trading Symbol: CCBL

Listing: The Nasdaq Stock Market®

Shareholders of record on August 18, 2006: 654

C-COR stock was first offered to the public in February 1981, with follow-on offerings in 1982, 1999, 2002, and 2004. No dividends have ever been paid.

Stock performance, including prices as reported by the Nasdaq Online service, is as follows:

Quarter Ending

2005	Price

September 24, 2004	High	$10.30
	Low	6.82

December 31, 2004	High	9.50
	Low	6.95

March 25, 2005	High	9.56
	Low	6.09

June 24, 2005	High	7.39
	Low	5.74

2006	Price

September 23, 2005	High	$8.82
	Low	6.33

December 23, 2005	High	6.85
	Low	4.96

March 24, 2006	High	7.76
	Low	4.83

June 30, 2006	High	8.95
	Low	6.19

Inquiries Regarding Your Stock Holdings

Registered shareholders (shares held by you in your name) should contact American Stock Transfer & Trust Company, New York, New York. Contact Shareholder Services: 800-937-5449.

Beneficial shareholders (shares held by your broker in the name of the brokerage house) should direct communications on all administrative matters to your stockbroker.

Shareholder Services

Earnings and other financial results, corporate news, corporate governance materials, and other company information are available on C-COR’s web site: http://www.c-cor.com

We encourage those interested in receiving periodic updates via email alerts to sign up by visiting C-COR’s web site and selecting the Investor Relations tab. Copies of C-COR’s SEC Form 8-K, 10-K, and 10-Q reports and quarterly earnings news releases are available free of charge.

Contact C-COR’s Investor Relations Office at 814-231-4402 or by email at sthiel@c-cor.com

CCBL

NASDAQ®

LISTED

Corporate Headquarters 60 Decibel Road • State College • Pennsylvania • 16801 • USA Toll Free: 800-233-2267 T:814-238-2461 F:814-238-4065	EuroPacific Headquarters Transistorstraat 44-V • 1322 CG Almere • The Netherlands T:+31-36-546 1111 F:+31-36-536 4255	www.c-cor.com

C-COR is a registered trademark used by C-COR Incorporated. Copyright © 2006 C-COR Incorporated. All rights reserved.AR06-10000-0906